UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2025

Rafael Contreras
Chief Executive Officer
Nomadar Corp.
5015 Highway 59 N
Marshall, Texas 75670

Re: Nomadar Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 25, 2025
File No. 333-284716

Dear Rafael Contreras:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 13, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary
Company Overview, page 1

1. We note your response to prior comment 2 and reissue in part. Specifically, it remains unclear whether the terms of Framework Agreement are still being negotiated. We note your statement that the company "anticipates" certain services to be provided by Cadiz CF shall by paid by Nomadar, and that the company "intends" the services from Cadiz CF to be provided at costs that are no less fair than those provided by third parties under the same circumstances. Please state plainly the status of any negotiations involving the payment structure and provide any necessary detail. We note that you previously disclosed that the payments terms would be set forth in "subsequent annexes" to the agreement, but that disclosure has since been deleted.

<u>Notes to Unaudited Condensed Financial Statements</u>
<u>Note 4. Related Party Transactions, page F-27</u>

2. You disclose that the Participative Loan had an outstanding balance of $7.9 million on the assignment date. Please reconcile this to the $8.5 million amount disclosed on page F-18. In addition, it appears you recorded a loan receivable of $8,711,035 on the assignment date. Please tell us if this loan receivable represents the amount owed to you on the assignment date. If not, tell us why the amount recorded is appropriate.

Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Baumel